FGC Securities, LLC

Statement of Financial Condition
December 31, 2023

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934.

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
8-68897

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING January 1, 2023 (MM/DD/YY) AND ENDING December 31, 2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: FGC Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):
☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

11 Broadway, Suite 615
(No. and Street)

New York	NY	10004
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Tracie E. O'Keefe	(732) 691-7010	tokeefe@modernrs.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Fulvio & Associates, LLP
(Name – if individual, state last, first, and middle name)

5 West 37th Street, 4th Fl	New York	NY	10018
(Address)	(City)	(State)	(Zip Code)

12/20/2018	6529
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, John Foley, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Options AI Financial LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Nadine L. Hartmann
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
08/28/2026

Notary Public

Signature:

Title:
CEO

This filing contains (check all applicable boxes):**

- ☒ (a) Statement of financial condition.
- ☒ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☒ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☒ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

New York Office:
5 West 37th Street, 4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-575-5159
www.fulviollp.com

Connecticut Office:
95B Rowayton Avenue
Rowayton, CT 06853
TEL: 203-857-4400
FAX: 203-857-0280

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of FGC Securities LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of FGC Securities LLC (the “Company”) as of December 31, 2023, and the related notes (collectively referred to as the “financial statement”). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the U.S. Securities and Exchange Commission (SEC) and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Fulvio & Associates LLP

We have served as the Company’s auditor since 2019.

New York, New York

February 28, 2024

FGC SECURITIES, LLC
(A WHOLLY-OWNED SUBSIDIARY OF FGC HOLDINGS, LLC)
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS		
Cash	$	1,028,182
Accounts receivable		620,113
Fixed assets (net of accumulated depreciation of $56,571)		-
Prepaid expenses and other assets		12,739
TOTAL ASSETS	$	1,661,034
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	73,416
Accrued commission payable	$	11,000
Due to Parent		6,000
Total Liabilities	$	90,416
Member's Equity		1,570,618
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,661,034

The accompanying notes are an integral part of these financial statements and should be read in conjunction herewith.

1. Organization and Nature of Business Activity

FGC Securities, LLC (the "Company") is a Limited Liability Company formed in the State of Delaware. The Company is a broker-dealer registered with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"), and the Securities Investor Protection Corporation (SIPC). The Company is wholly-owned by FGC Holdings, LLC (the "Member").

The Company received its FINRA approval for membership on November 21, 2012. The Company operates under the provisions of Paragraph (k) (2) (ii) of Rule 15c3-3 of the SEC and, accordingly, is exempt from the remaining provisions of that rule. The Company has agreed to limit its business to brokering corporate securities over-the-counter and engaging as a put and call broker solely on behalf of institutional investors.

2. Summary of Significant Accounting Policies

A. Revenue Recognition

The Company earns commissions as an Introducing Broker of options, futures and total return swaps for institutional customers.

The Company complies with ASC topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate obligations in the contract, and recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved. The revenue recognition guidance does not apply to revenue associated with financial instruments, interest income and expense, leasing and insurance contracts.

Revenue for all transactions is earned on the trade date, at the time that execution is completed. The time of execution is defined by one of the following events: a] the time at which options or futures are crossed on a

2. Summary of Significant Accounting Policies (continued)

A. Revenue Recognition (continued)

recognized options or futures exchange; b] the time at which a swap transaction is crossed on a recognized Swap Execution Facility (SEF); or c] the time at which the Company receives bilateral agreement of the trade confirmation from each counterpart to a non-SEF reportable total return swap.

At each calendar month-end, the Company aggregates, by transaction type and customer, all commissions earned during that month. It then provides each customer a single monthly invoice, detailing the summary of commissions earned during that prior month.

B. Cash

The Company considers its investments in financial instruments with original maturities of less than 90 days when issued to be cash equivalents. The Company maintains its cash in bank deposit accounts, which at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. The Company believes it is not exposed to any significant credit risk related to cash.

C. Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

D. Basis of Presentation

The financial statements have been prepared in accordance with accounting principles generally accepted in the United States ("GAAP") as determined by the Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC").

2. Summary of Significant Accounting Policies (continued)

D. Basis of Presentation (continued)

Accounting Standards

The Company adopted ASC Topic 326 – “Financial Instruments – Credit Losses” (“ASC Topic 326”) which replaces the incurred loss methodology with the current expected credit loss (“CECL”) methodology. The new guidance applies to financial assets measured at amortized cost, held-to-maturity debt securities and off-balance sheet credit exposures. For on-balance sheet assets, an allowance must be recognized at the origination or purchase of in-scope assets and represents the expected credit losses over the contractual life of those assets. Expected Credit losses on off-balance sheet credit exposures must be estimated over the contractual period the Company is exposed to credit risk as a result of a present obligation to extend credit.

The Company adopted ASC topic 326 using the modified retrospective approach for all in-scope assets. The impact of the adoption of the current expected credit loss (“CECL”) methodology to the current period was not material.

3. Income Taxes

No provision for federal and state income taxes has been made since the Company is not a taxable entity. As a single member limited liability company, the Member is individually liable for the taxes on the Company’s income or loss. However, the Company is subject to New York City Unincorporated Business Tax and, when applicable, a provision is included in the statement of operations.

FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company’s tax returns to determine whether the tax positions are “more-likely-than-not” of being sustained “when challenged” or “when examined” by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year. For the

3. Income Taxes (continued)

year ended December 31, 2023 management has determined that there are no material uncertain income tax positions.

4. Commitments and Contingencies

The Company currently is leasing premises on a month to month basis. Rent expense for the year ended December 31, 2023 amounted to $23,897 and is reported as occupancy on the statement of operations.

On July 28, 2021, the Company was named as a defendant in the following civil Complaints:

Kingdom of Belgium, Federal Public Service Finance v. Xiphias LLC Pension Plan, et al., No. 1:21-cv-06392; Kingdom of Belgium, Federal Public Service Finance v. Traden Investments Pension Plan, et al., No. 1:21-cv-06399; Kingdom of Belgium, Federal Public Service Finance v. Lion Advisory Inc. Pension Plan, et al., No. 1:21-cv-06402; Kingdom of Belgium, Federal Public Service Finance v. Delvian LLC Pension Plan, et al., No. 1:21-cv-06404; Kingdom of Belgium, Federal Public Service Finance v. Michelle Investments LLC Pension Plan, et al., No. 1:21-cv-06405; Kingdom of Belgium, Federal Public Service Finance v. Ganesha Industries Pension Plan, et al., No. 1:21-cv-06407; and Kingdom of Belgium, Federal Public Service Finance v. AOI Pension Plan, et al., No. 1:21-cv-06408.

Each Complaint alleges, with no specificity, that in 2013 the Company aided and abetted certain customers in filing fraudulent tax reclaims relating to ownership of Belgian stocks through its role as an Introducing Broker. The Company vehemently denies any allegation of any wrongdoing whatsoever and is confident that it acted in full compliance as an Introducing Broker at all times.

The Company has engaged legal counsel to defend this position. The case is currently with the Southern District of New York. Legal counsel do not have an opinion that an unfavorable outcome is either probable or remote as contemplated by the American Bar Association Statement.

The Company had no other lease or equipment rental commitments, no underwriting commitments, and no contingent liabilities at December 31, 2023 or during the year then ended.

5. Financial Instruments with Off-Balance-Sheet Credit Risk

As a securities broker, the Company is engaged in arranging for the buying and selling of securities for a diverse group of institutional investors. The Company's transactions are introduced to an executing broker/dealer or are executed bilaterally between the Company's customers.

The Company's exposure to credit risk associated with non-performance of customers in fulfilling their contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair the customers' ability to satisfy its obligations to the Company, and the Company's ability to liquidate the collateral at an amount equal to the original contracted amount.

The Company seeks to control the aforementioned risks by monitoring all transactions entered into on a daily basis and ensuring that no incorrect trades are recorded.

6. Net Capital Requirement

The Company is subject to the SEC's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2023, the Company's net capital of $948,766 was $942,738 in excess of its required net capital of $6,028. The Company's aggregate indebtedness to net capital ratio was .1 to 1.

7. Fixed Assets

Fixed assets are stated at cost, less accumulated depreciation. Depreciation is based on the straight-line method over the estimated useful lives of the assets. The estimated useful life for fixed assets is 5 years.

Fixed assets consist of the following:

Furniture and fixtures	$56,571
Less: Accumulated depreciation	(56,571)
Net fixed assets	$ 0

Depreciation expense for the year ended December 31, 2023 was $0.

8. Related-Party Transactions

In May 2019 the Company and an affiliate entered into an expense sharing agreement under which the Company allocates rent expense to the affiliate. The agreement was amended January 1, 2023. During 2023, repayment of allocated expenses had been offset as capital withdrawals by the Company totaling $1,800 and are reflected in the statement of changes in member's equity.

Separately, the Company had a due to Parent in the amount of $6,000 as of December 31, 2023. This payable is attributable to both tax preparation expense as well as the New York City Unincorporated Business Tax obligation that the Company generates and that the Parent pays on its behalf. The Company transfers money to the Parent periodically to fund these payments.

9. Subsequent Events

The Company has evaluated events and transactions subsequent to year end through February 28, 2024, which is the date the financial statements were available for issuance. For the period from January 1, 2024 through February 28, 2024, there were $450,000 in capital withdrawals.

No other events have been identified which require disclosure.